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                       Securities and Exchange Commission
                              Washington, DC 20549

                                   Form 12b-25

                                                 Commission File Number 0-9613
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                           NOTIFICATION OF LATE FILING

(Check one):   |_| Form 10-K   |_| Form 11-K    |_| Form 20-F    |X| Form 10-Q
|_| Form N-SAR

         For Period Ended:          September 30, 1997
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|_| Transition Report on Form 10-K          |_| Transition Report on Form 10-Q
|_| Transition Report on Form 20-F          |_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

         For the Transition Period Ended:
                                         ---------------------------------


         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    Nuclear Research Corporation
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Former name if applicable

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Address of principal executive office (Street and number)
125 Titus Avenue
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City, state and zip code   Warrington, Pennsylvania  18976
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                                     PART II
                             RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)*


     |   (a)     The reasons described in reasonable detail in Part III of
     |           this form could not be eliminated without unreasonable effort
     |           or expense;
     |
     |   (b)     The subject annual report, semi-annual report, transition
     |           report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
     |           thereof will be filed on or before the 15th calendar day
|_|  |           following the prescribed due date; or the subject quarterly
     |           report or transition report on Form 10-Q, or portion thereof
     |           will be filed on or before the fifth calendar day following
     |           the prescribed due date; and
     |
     |   (c)     The accountant's statement or other exhibit required by Rule
     |           12b-25(c) has been attached if applicable.


     *See the Registrant's response to Part III.


                                    PART III
                                    NARRATIVE

                  State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  During Registrant's quarter ended September 30, 1997, the Registrant's Chief Financial Officer, Controller and Staff Accountant, each of whom performed functions critical to the Registrant's preparation of its periodic reports, left the employ of the Registrant (for unrelated reasons). The Registrant is a small company and the staffing shortages created by the departure of these employees left the Registrant unable to input inventory information into the Registrant's inventory control system in sufficient time to allow preparation of the subject Quarterly Report on Form 10-Q and filing of the Form 10-Q by its prescribed due date without unreasonable effort or expense.

                  The Registrant will attempt to file the subject Quarterly Report on Form 10-Q on or before the 5th calendar day following the prescribed due date for such report or as soon thereafter as reasonably practicable.





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                                     PART IV
                                OTHER INFORMATION

                  (1) Name and telephone number of person to contact in regard to this notification

 Mark K. Kessler, Esquire                           (215) 977-2576
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         (Name)                             (Area Code)      (Telephone Number)

                  (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                |X| Yes |_| No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                |X| Yes |_| No

                  If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  Based upon a preliminary review of the raw inventory and sales data that is available for the subject reporting period, Management anticipates a significant change in the results of operations occurred for the three months ended September 30, 1997 compared with the three months ended September 30, 1996.

                  It is anticipated that net sales will decrease to approximately $1.2 million for the three months ended September 30, 1997 from $4.4 million for the three months ended September 30, 1996. It is also anticipated that there will be loss from operations for the three months ended September 30, 1997 compared to income of $126,562 for the three months ended September 30, 1996. It is anticipated that the decreases in net sales and net income (loss) from operations for the three months ended September 30, 1997 is attributable to (a) the Registrant's inability to ship a new product to the Government during the subject reporting period, (b) a decrease in orders received, (c) delays in the shipment of several commercial contracts, (d) delays in the Registrant's realization of the benefits of its cost reduction efforts and (e) the Registrant's continued investments toward the development of opportunities for growth.




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                          Nuclear Research Corporation
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                  (Name of Registrant as Specified in Charter)

Has cause this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  November 17, 1997             By    /s/ Carl G. Katz
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                                          Carl G. Katz
                                          Treasurer and Chief Financial Officer

                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

                  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).



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